Filed Pursuant to Rule 424(b)(3)

Registration No. 333-112169

SUPPLEMENT NO. 13 DATED AUGUST 16, 2005

TO PROSPECTUS DATED APRIL 23, 2004

APPLE REIT SIX, INC.

The following information supplements the prospectus of Apple REIT Six, Inc. dated April 23, 2004 and is part of the prospectus. This Supplement updates the information presented in the prospectus and in prior Supplements. Prospective investors should carefully review the prospectus, Supplement No. 7 (which was cumulative and replaced all prior Supplements), Supplements No. 8, 9, 10, 11 and 12, and this Supplement No. 13.

Status of the Offering	S – 3
Recent Developments	S – 3
Acquisitions and Related Matters	S – 4
Summary of Contracts	S – 6
Our Properties	S – 7
Selected Financial Data	S – 9
Management’s Discussion and Analysis of Financial Condition and Results of Operations	S – 10
Index to Financial Statements	F – 1

The prospectus, and each supplement, contains forward-looking statements within the meaning of the federal securities laws, and such statements are intended to be covered by the safe harbors created by those laws. These forward-looking statements may involve our plans and objectives for future operations, including future growth and availability of funds. These forward-looking statements are based on current expectations, which are subject to numerous risks and uncertainties. Assumptions relating to these statements involve judgments with respect to, among other things, the continuation of our offering of units, future economic, competitive and market conditions and future business decisions, together with local, national and international events (including, without limitation, acts of terrorism or war, and their direct and indirect effects on travel and the economy). All of these matters are difficult or impossible to predict accurately and many of them are beyond our control. Although we believe the assumptions relating to the forward-looking statements, and the statements themselves, are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that these forward-looking statements will prove to be accurate. In light of the significant uncertainties inherent in these forward-looking statements, the inclusion of this information should not be regarded as a representation by us or any other person that our objectives and plans, which we consider to be reasonable, will be achieved.

“Courtyard by Marriott,” “Fairfield Inn,” “TownePlace Suites,” “Springhill Suites” and “Residence Inn” are each a registered trademark of Marriott International, Inc. or one of its affiliates. All references below to “Marriott” mean Marriott International, Inc. and all of its affiliates and subsidiaries, and their respective officers, directors, agents, employees, accountants and attorneys. Marriott is not responsible for the content of this prospectus supplement, whether relating to hotel information, operating information, financial information, Marriott’s relationship with Apple REIT Six, Inc., or otherwise. Marriott is not involved in any way, whether as an “issuer” or “underwriter” or otherwise, in the offering by Apple REIT Six, Inc. and receives no proceeds from the offering. Marriott has not expressed any approval or disapproval regarding this prospectus supplement or the offering related to this prospectus supplement, and the grant by Marriott of any franchise or other rights to Apple REIT Six, Inc. shall not be construed as any expression of approval or disapproval. Marriott has not assumed, and shall not have, any liability in connection with this prospectus supplement or the offering related to this prospectus supplement.

“Hampton Inn & Suites,” “Homewood Suites” and “Hilton Garden Inn” are each a registered trademark of Hilton Hotels Corporation or one of its affiliates. All references below to “Hilton” mean Hilton Hotels Corporation and all of its affiliates and subsidiaries, and their respective officers, directors, agents, employees, accountants and attorneys. Hilton is not responsible for the content of this prospectus supplement, whether relating to hotel information, operating information, financial information, Hilton’s relationship with Apple REIT Six, Inc., or otherwise. Hilton is not involved in any way, whether as an “issuer” or “underwriter” or otherwise, in the offering by Apple REIT Six, Inc. and receives no proceeds from the offering. Hilton has not expressed any approval or disapproval regarding this prospectus supplement or the offering related to this prospectus supplement, and the grant by Hilton of any franchise or other rights to Apple REIT Six, Inc. shall not be construed as any expression of approval or disapproval. Hilton has not assumed, and shall not have, any liability in connection with this prospectus supplement or the offering related to this prospectus supplement.

STATUS OF THE OFFERING

We completed the minimum offering of units (with each unit consisting of one Common Share and one Series A Preferred Share) at $10.50 per unit on April 29, 2004. We are continuing the offering at $11 per unit in accordance with the prospectus.

As of July 25, 2005, we had closed on the following sales of units in the offering:

Price Per Unit	Number of Units Sold	Gross Proceeds	Proceeds Net of Selling Commissions and Marketing Expense Allowance
$10.50	4,761,905	$50,000,000	$45,000,000
$11.00	57,279,144	630,070,587	567,063,539

Total	62,041,049	$680,070,587	$612,063,539

RECENT DEVELOPMENTS

On July 20, 2005, one of our wholly-owned subsidiaries completed the closing on the purchase of a hotel in McAllen, Texas. The gross purchase price for this hotel was $9,000,000. This closing was the sixth closing to occur under a series of similar purchase contracts executed on June 21, 2005. A purchase contract for one other hotel, which is under construction, remains in effect, although there can be no assurance at this time that a closing will occur under this remaining contract.

On July 22, 2005, one of our wholly-owned subsidiaries completed the closing on the purchase of an entity that holds a hotel in Pensacola, Florida. The gross purchase price for this transaction was $9,279,367. On August 12, 2005, our wholly-owned subsidiary closed on the purchase of another entity that holds a hotel in Dothan, Alabama. The gross purchase price for this transaction was $8,015,603. This transaction also included our assumption of the indemnitor’s obligations for the existing loan secured by the hotel.

The closings related to the hotels in Pensacola and Dothan were the sixth and seventh closings to occur under a series of similar purchase contracts executed on June 14, 2005. Purchase contracts relating to 12 other hotels remain in effect, although there can be no assurance at this time that any further closings will occur under this series of remaining contracts.

On August 1, 2005, one of our wholly-owned subsidiaries closed on the purchase of a hotel in Rocky Hill, Connecticut. The gross purchase price for this hotel was $12,070,000. This purchase contract remains in effect with regard to three other hotels under construction, although there can be no assurance at this time that any further closings will occur under this contract.

The total gross purchase price for these purchases, which resulted in our ownership of four additional hotels, was funded by our ongoing offering of units. We also used the proceeds of our ongoing offering to pay $767,299, representing 2% of the total gross purchase price for the recent purchases, as a commission to Apple Six Realty Group, Inc. This entity is owned by Glade M. Knight, who is one of our directors and our Chief Executive Officer.

As a result of our recent purchases, we currently own a total of 35 hotels, which are located in the states indicated in the map below:

ACQUISITIONS AND RELATED MATTERS

Overview of Recent Purchases

Our recent purchases, through our subsidiaries, have resulted in our indirect ownership of four additional hotels. Each hotel has been leased to another one of our wholly-owned subsidiaries, as the lessee, under a separate hotel lease agreement. For simplicity, the applicable lessee will be referred to below as the “lessee.”

Each hotel is managed under a separate management agreement between the lessee and the applicable manager. For simplicity, the manager will be referred to below as the “manager.”

The hotel lease agreements and management agreements are among the contracts described in the next section. The table below specifies the franchises, hotel owners, lessees and managers for our recent purchases (with additional hotel information provided in a following section):

Hotel	Franchise (a)	Hotel Owner/Lessor	Lessee	Manager (b)
McAllen, Texas	Hilton Garden Inn	Apple Six Hospitality Texas, L.P.	Apple Six Services II, L.P.	Texas Western Management Partners, L.P.

Pensacola, Florida	Hampton Inn & Suites	Sunbelt-IPF, L.L.C.	Apple Six Hospitality Management, Inc.	LBAM-Investor Group, L.L.C.

Rocky Hill, Connecticut	Residence Inn	Apple Six Hospitality Ownership, Inc.	Apple Six Hospitality Management, Inc.	White Lodging Services Corporation

Dothan, Alabama	Courtyard by Marriott	Bloomberg-Dothan Motel II, L.L.C.	Apple Six Hospitality Management, Inc.	LBAM-Investor Group, L.L.C.

Notes for Table:

(a)	All brand and trade names, logos or trademarks contained, or referred to, in this prospectus supplement are the properties of their respective owners. These references shall not in any way be construed as participation by, or endorsement of, our offering by any of our franchisors or managers.
(b)	All hotels listed (except the hotel in Connecticut) were purchased from an affiliate of the indicated manager.

We have no material relationship or affiliation with the sellers or the managers, except for the relationship resulting from our purchases, the management agreements, the pending purchase contracts and any related documents.

Loan Assumption

The entity that holds the hotel in Dothan, Alabama continues to serve as the borrower under a non-recourse loan secured by the hotel. As a result of this non-recourse structure, the lender generally must rely on the property, rather than the borrower, as the lender’s source of repayment in any collection action. There are exceptions to the non-recourse structure in certain situations, such as misappropriation of funds and environmental liabilities, and in these situations the lender is permitted to seek repayment from the indemnitor of the loan. We have assumed the potential liability for these non-recourse exceptions as the new indemnitor for the loan.

The non-recourse loan had an original principal balance of $3,710,000, and the outstanding principal balance at closing was $3,243,958. The annual interest rate for the loan is 7.35% and the required monthly payment is $27,056, representing amortized principal and interest. The maturity date of the loan is April 1, 2008.

SUMMARY OF CONTRACTS

Hotel Lease Agreements

Each of the four recently purchased hotels is covered by a separate hotel lease agreement between our wholly-owned purchasing subsidiary and the applicable lessee (another one of our wholly-owned subsidiaries, as specified in the previous section). Each lease provides for an initial term of 10 years. Each lessee has the option to extend its lease term for two additional five-year periods, provided it is not in default at the end of the prior term or at the time the option is exercised.

Each lease provides for annual base rent and percentage rent. The annual base rent is payable in advance in equal monthly installments and will be adjusted each year in proportion to the Consumer Price Index (based on the U.S. City Average). The annual base rents and lease commencement dates for the hotels are shown below:

Hotel	Franchise	Annual Base Rent	Date of Lease Commencement
McAllen, Texas	Hilton Garden Inn	$478,926	July 20, 2005
Pensacola, Florida	Hampton Inn & Suites	818,343	July 19, 2005
Rocky Hill, Connecticut	Residence Inn	878,442	August 1, 2005
Dothan, Alabama	Courtyard by Marriott	691,653	August 11, 2005

The annual percentage rent depends on a formula that compares fixed “suite revenue breakpoints” with a portion of “suite revenue,” which is equal to gross revenue from guest rentals less sales and room taxes and credit card fees. The suite revenue breakpoints will be adjusted each year in proportion to the Consumer Price Index (based on the U.S. City Average). Specifically, the annual percentage rent is equal to the sum of (a) 17% of all suite revenue for the year, up to the applicable suite revenue breakpoint; plus (b) 55% of the suite revenue for the year in excess of the applicable suite revenue breakpoint, as reduced by base rent paid for the year.

Management Agreements

Each of the recently purchased hotels is being managed by the manager under separate management agreements between the manager and the applicable lessee (which is one of our wholly-owned subsidiaries, as specified in the previous section). The manager is responsible for managing and supervising the daily operations of the hotels and for collecting revenues for the benefit of the applicable lessee. The fees and other terms of these agreements are the result of commercial negotiations between otherwise unrelated parties, and we believe that such fees and terms are appropriate for the hotels and the markets in which they operate.

Franchise Agreements

With respect to the two hotels franchised by Hilton Hotels Corporation or one of its affiliates (located in McAllen, Texas and in Pensacola, Florida), there is a franchise license agreement between the franchisor and the applicable lessee (as specified in the previous section). Apple Six Hospitality, Inc. (our wholly-owned subsidiary) has entered into a guarantee in which it has guaranteed the payment and performance of the lessee under the franchise license agreement.

With respect to the other two recently purchased hotels, there is a relicensing franchise agreement between the wholly-owned subsidiary we used as the lessee of the hotel and Marriott International, Inc., or one of its affiliates. In addition, we have caused our wholly-owned subsidiary, Apple Six Hospitality, Inc., to provide a separate guaranty of the payment and performance of the lessee under the relicensing franchise agreement.

Owner Agreements

With respect to the two recently purchased hotels covered by relicensing franchise agreements, there is a separate owner agreement between the applicable franchisor, purchaser and lessee. The owner agreement generally provides that the purchaser (our wholly-owned subsidiary) will (a) be bound by certain restrictions in the related relicensing franchise agreement for the hotel; and (b) perform the obligations of the lessee (which is another one of our wholly-owned subsidiaries) in the event of its default under such agreement.

OUR PROPERTIES

Our hotels, including our recently purchased hotels, offer guest rooms and suites, together with related amenities, that are consistent with their operation as extended-stay, select service or full service hotels. The hotels are located in developed or developing areas and in competitive markets. We believe the hotels are well-positioned to compete in their respective markets based on location, amenities, rate structure and franchise affiliation. In the opinion of management, the hotels are adequately covered by insurance. The following tables present further information about the four recently purchased hotels.

Table 1. General Information

Hotel	Franchise	Number of Rooms/ Suites	Gross Purchase Price	Average Daily Rate (Price) per Room/ Suite (a)	Federal Income Tax Basis for Depreciable Real Property Component of Hotel (b)
McAllen, Texas	Hilton Garden Inn	104	$9,000,000	$69 – 125	$7,863,800
Pensacola, Florida	Hampton Inn & Suites	85	9,279,367	94 – 114	8,076,082
Rocky Hill, Connecticut (c)	Residence Inn	96	12,070,000	69 – 199	10,680,800
Dothan, Alabama	Courtyard by Marriott	78	8,015,603	79 – 109	6,806,899

	Total	363	$38,364,970

Notes for Table 1:

(a)	The amounts shown are subject to change, and exclude discounts that may be offered to corporate and frequent customers.
(b)	The depreciable life is 39 years (or less, as may be permitted by federal tax laws) using the straight-line method. The modified accelerated cost recovery system will be used for the personal property component of each hotel.
(c)	The gross purchase price does not include the potential allocation of an additional payment that is not required unless all other hotels covered by the purchase contract for this hotel are also purchased by August 1, 2006. The additional purchases are not assured. The additional payment, if made, would be $1,000,000, which would be allocated among the hotels involved, including the indicated hotel.

Table 2. Operating Information (a)

PART A
		Avg. Daily Occupancy Rates (%)
Hotel	Franchise	2001		2002		2003		2004	2005
McAllen, Texas	Hilton Garden Inn	(b	)	(b	)	(b	)	73%	73%
Pensacola, Florida	Hampton Inn & Suites	—		—		—		—	—
Rocky Hill, Connecticut	Residence Inn	—		—		—		—	—
Dothan, Alabama	Courtyard by Marriott	75%		79%		84%		84%	82%

PART B
		Revenue per Available Room/Suite ($)
Hotel	Franchise	2001		2002		2003		2004	2005
McAllen, Texas	Hilton Garden Inn	(b	)	(b	)	(b	)	$67	$65
Pensacola, Florida	Hampton Inn & Suites	—		—		—		—	—
Rocky Hill, Connecticut	Residence Inn	—		—		—		—	—
Dothan, Alabama	Courtyard by Marriott	$55		$60		$67		69	71

Notes for Table 2:

(a)	Operating information is presented for the last five years. For a hotel which opened within that period, the presentation begins with the opening year of the hotel. Results of operations for those periods before the effective date of our ownership were provided by the applicable seller or manager for such periods. The hotels in Pensacola and Rocky Hill are newly constructed.
(b)	Information not available from previous owner, who is not affiliated with us. The operating information provided above is the result of our requests for information.

Table 3. Tax and Related Information

Hotel	Franchise	Tax Year		Real Property Tax Rate (c)	Real Property Tax
McAllen, Texas	Hilton Garden Inn	2004	(a)	2.7987%	$139,981
Pensacola, Florida	Hampton Inn & Suites	2004	(a)	17.9630%	(d	)
Rocky Hill, Connecticut	Residence Inn	2004	(a)	25.8000%	73,066
Dothan, Alabama	Courtyard by Marriott	2004	(b)	31.0000%	24,780

Notes for Table 3:

(a)	Represents calendar year.
(b)	Represents fiscal year.
(c)	Property tax rate is an aggregate figure for county, city and other local taxing authorities (to the extent applicable).
(d)	The property began operations within the last 12 months and the local tax authority has not assessed this property.

SELECTED FINANCIAL DATA

(in thousands except per share and statistical data)	Six Months Ended June 30, 2005	For the period January 20, 2004 (initial capitalization) through December 31, 2004
Revenues:
Room revenue	$27,674	$12,092
Other revenue	3,824	2,343

Total revenue	31,498	14,435
Expenses:
Hotel expenses	17,684	9,750
Taxes, insurance and other	1,523	663
General and administrative	1,356	1,210
Depreciation	3,345	1,881
Interest and other expenses, net	(1,316)	(328)

Total expenses	22,592	13,176

Net income	$8,906	$1,259

Per Share
Earnings per common share	$0.20	$0.10
Distributions paid to common shareholders	$0.44	$0.55
Weighted-average common shares outstanding—basic and diluted	44,521	12,300

Balance Sheet Data
Cash and cash equivalents	$167,292	$142,790
Investment in hotels, net	$379,348	$184,084
Total assets	$563,528	$332,259
Notes payable—secured	$16,450	$6,557
Shareholders’ equity	$545,756	$325,099

Other Data
Cash flow from:
Operating activities	$7,660	$2,904
Investing activities	$(194,584)	$(183,840)
Financing activities	$211,426	$323,702
Number of hotels owned at end of period	30	11

Funds From Operations Calculation
Net income	$8,906	$1,259
Depreciation	3,345	1,881

Funds from operations (a)	$12,251	$3,140
FFO per share	$0.28	$0.26

(a)	Funds from operations (FFO) is defined as net income (computed in accordance with generally accepted accounting principles—GAAP) excluding gains and losses from sales of depreciable property, plus depreciation and amortization. The Company considers FFO in evaluating property acquisitions and its operating performance and believes that FFO should be considered along with, but not as an alternative to, net income and cash flows as a measure of the Company's activities in accordance with GAAP and is not necessarily indicative of cash available to fund cash needs.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(for the quarter ended June 30, 2005)

Overview

Apple REIT Six, Inc. (together with its wholly owned subsidiaries, the “Company”) is a Virginia corporation that intends to qualify as a real estate investment trust (“REIT”) for federal income tax purposes. The Company was formed to invest in hotels, residential apartment communities and other selected real estate in selected metropolitan areas in the United States. Initial capitalization occurred on January 20, 2004, and the first hotel was acquired on May 28, 2004. The consolidated financial statements include the accounts of the Company and its direct or indirect subsidiaries. All intercompany accounts and transactions have been eliminated. The performance of the Company’s hotels can be influenced by many factors, including local hotel competition, local and national economic conditions and the performance of the individual managers assigned to its hotels. In evaluating financial condition and operating performance, the most important items on which the Company focuses are revenue measurements, such as average occupancy, average daily rate and revenue per available room, and expenses, such as hotel operating expenses, general and administrative and other expenses described below.

Hotels Owned

As of June 30, 2005, the Company owned a total of 30 hotels, with a total of 3,555 rooms. The following table summarizes the location, brand, manager, date acquired, gross purchase price and number of rooms for each hotel. All dollar amounts are in thousands.

Location	Brand	Manager	Date Acquired	Gross Purchase Price	Rooms
Ft. Worth, TX	Springhill Suites	Marriott	05/28/04	$13,340	145
Myrtle Beach, SC	Courtyard	Marriott	06/08/04	9,200	135
Redmond, WA	Marriott	Marriott	07/07/04	64,000	262
Anchorage, AK	Hilton Garden Inn	Stonebridge	10/12/04	18,900	125
Anchorage, AK	Homewood Suites	Stonebridge	10/12/04	13,200	122
Arcadia, CA	Hilton Garden Inn	Stonebridge	10/12/04	12,000	124
Arcadia, CA	Springhill Suites	Stonebridge	10/12/04	8,100	86
Glendale, CO	Hampton Inn & Suites	Stonebridge	10/12/04	14,700	133
Lakewood, CO	Hampton Inn	Stonebridge	10/12/04	10,600	170
Lake Forest, CA	Hilton Garden Inn	Stonebridge	10/12/04	11,400	103
Phoenix, AZ	Hampton Inn	Stonebridge	10/12/04	6,700	99
Anchorage, AK	Hampton Inn	Stonebridge	03/14/05	11,500	101
Bakersfield, CA	Hilton Garden Inn	Hilton	03/18/05	11,500	120
Tallahassee, FL	Hilton Garden Inn	Hilton	03/18/05	10,850	99
Lake Mary, FL	Courtyard	Stonebridge	03/18/05	6,000	86
Foothill Ranch, CA	Hampton Inn	Stonebridge	04/21/05	7,400	84
Ft. Worth, TX	Residence Inn	Western	05/06/05	17,000	150
Boulder, CO	Marriott	WLS	05/09/05	30,000	157
Ft. Worth, TX	Homewood Suites	Hilton	05/24/05	9,097	137
Nashville, TN	Homewood Suites	Hilton	05/24/05	8,103	121
Albany, GA	Courtyard	LBA	06/24/05	8,597	84
Lakeland, FL	Residence Inn	LBA	06/24/05	9,886	78
Huntsville, AL	Residence Inn	LBA	06/24/05	8,288	78
Dothan, AL	Hampton Inn & Suites	LBA	06/24/05	8,673	85
Columbus, GA	Residence Inn	LBA	06/24/05	7,888	78
Las Colinas, TX	TownePlace Suites	Western	06/30/05	7,178	136
Arlington, TX	TownePlace Suites	Western	06/30/05	7,148	95
Arlington, TX	SpringHill Suites	Western	06/30/05	7,486	122
Tempe, AZ	TownePlace Suites	Western	06/30/05	8,128	119
Tempe, AZ	SpringHill Suites	Western	06/30/05	8,060	121

			Total	$374,922	3,555

Substantially all of the purchases were funded with proceeds of the Company’s ongoing best-efforts offering of Units. The Company leased all of its hotels to wholly-owned taxable REIT subsidiaries (collectively, the “lessee”) under master hotel lease agreements. The Company also used the proceeds of its ongoing offering to pay 2% of the gross purchase price for these hotels, which equals approximately $7.5 million, as a commission to Apple Six Realty Group, Inc. (“ASRG”). ASRG is owned by the Company’s Chairman, Chief Executive Officer and president, Glade M. Knight.

No goodwill or intangible assets were recorded in connection with any of the acquisitions.

Results of Operations

During the period from January 20, 2004 to May 27, 2004, the Company owned no properties, had no revenue and was engaged in initial capital-raising activities. Operations commenced on May 28, 2004, when the company purchased its first hotel in Ft. Worth, Texas. Due to the fact the Company only owned a total of 3 hotels as of June 30, 2004, a comparison to the second quarter of 2004 would not be meaningful.

In general, performance at the Company’s hotels have met expected financial results. Hotel performance is impacted by many factors including the economic conditions in the United States, as well as each locality. As a result, there can be no assurance that the Company’s operating performance will continue to meet expectations in the future.

Revenues

The Company’s principal source of revenue is hotel room revenue and other related revenue. For the three and six months ended June 30, 2005, the Company had total revenues of $19.6 and $31.5 million, respectively. For these periods, the hotels achieved average occupancy of 75.5% and 72.5%, an average daily rate (“ADR”) of $107 and $106 and revenue per available room (“RevPAR”) of $81 and $77, respectively. ADR is calculated as room revenue divided by the number of rooms sold, and RevPAR is calculated as occupancy multiplied by ADR. RevPAR is expected to increase as newly opened properties gain market share.

For the three and six months ended June 30, 2005, the Company had interest income of $1.1 and $1.8 million, respectively. Interest income represents earnings on excess cash invested in short term money market instruments.

Expenses

For the three and six months ended June 30, 2005, hotel operating expenses totaled $10.8 and $17.7 million or 55% and 56% of total revenue, respectively. This percentage is expected to decrease as revenues for newly opened properties increase.

Taxes, insurance, and other expenses for the three and six months ended June 30, 2005, were $0.9 and $1.5 million or 5% and 5% of total revenue, respectively.

General and administrative expense for the three and six months ended June 30, 2005, was $0.8 and $1.4 million or 4% and 4% of total revenue, respectively. The Company anticipates this percentage to decrease as the Company’s asset base grows. The principal components of general and administrative expense are advisory fees, legal fees, accounting fees and reporting expense.

Depreciation expense for the three and six months ended June 30, 2005, was $2.0 and $3.3 million, respectively. Depreciation expense represents expense of the Company’s 30 hotels and related personal property for their respective periods owned.

Interest expense for the three and six months ended June 30, 2005, was $0.3 and $0.5 million, respectively. Interest expense arose from debt assumed with the acquisitions of the Hampton Inn & Suites in Glendale, Colorado, the Hampton Inn in Anchorage, Alaska, and the Hampton Inn in Foothill Ranch, California.

Liquidity and Capital Resources

The Company is raising capital through a “best-efforts” offering of Units by David Lerner Associates, Inc., which receives selling commissions and a marketing expense allowance based on proceeds of the shares sold.

Each Unit consists of one common share and one Series A preferred share. The Series A preferred shares have no voting rights, no conversion rights and no distribution rights. The only right associated with the Series A preferred shares is a priority distribution upon the sale of the Company’s assets. The priority would be equal to $11.00 per Series A preferred share, and no more, before any distributions are made to the holders of any other shares. The Series A preferred shares are not separately tradable from the common shares to which they relate.

From the Company’s initial capitalization on January 20, 2004 through June 30, 2005, the Company incurred costs of approximately $64.3 million related to its offering. These costs are reflected as a reduction to shareholders’ equity. As of June 30, 2005, the Company has closed on a total of 57,359,143 Units, representing gross proceeds and proceeds net of selling, marketing fees, and other costs of approximately $628.5 million and $564.2 million, respectively.

From May 2004 through June 30, 2005, the Company has paid distributions totaling approximately $28.7 million which were paid monthly at a rate of $0.073 per share. The Company had its first investor closing on April 23, 2004 and acquired its first hotel on May 28, 2004. Due to this inherent delay between raising capital and investing that same capital in income producing real estate, the Company had significant amounts of cash earning interest at short term money market rates. As a result, a significant portion of the distributions have been a return of capital. The Company intends to continue paying dividends on a monthly basis at an annual rate of 8%. However, since there can be no assurance of the Company’s ability to acquire properties that provide income at this level, there can be no assurance as to the classification or duration of the distributions at this rate.

The Company intends to acquire real estate properties with its available cash. Although the Company is currently performing due diligence on several possible acquisitions, the timing of finding suitable properties is dependant upon many external factors and there can be no assurances as to the length of time to utilize all proceeds of its best-efforts offering for investment in real estate. The Company’s proceeds raised and not invested in real estate are held as cash or cash equivalents.

The company has entered into purchase contracts for 27 additional hotels. Five hotels are under construction and should be completed over the next nine months. The other 22 hotels are expected to close before the end of the year. Although the Company believes there is a reasonable probability that it will acquire these hotels, there can be no assurance that all of the conditions to closing will be satisfied. The following table summarizes the location, brand, gross purchase price and number of rooms for each hotel. All dollar amounts are in thousands.

Location	Brand	Rooms	Gross Purchase Price
Laredo, TX	Residence Inn	109	$11,445
Laredo, TX	Homewood Suites	105	10,500
Houston, TX	Residence Inn	130	13,600
Pittsburgh, PA	Residence Inn	156	11,000
Philadelphia, PA	Hilton Garden Inn	145	16,000
Saratoga Springs, NY	Hilton Garden Inn	112	17,750
McAllen, TX	Hilton Garden Inn	104	9,000
Brownsville, TX	Courtyard	90	8,550
Dothan, AL	Courtyard	78	8,016
Panama City, FL	Courtyard	84	9,245
Pensacola, FL	Courtyard	90	11,369
Tuscaloosa, AL	Courtyard	78	7,551
Valdosta, GA	Courtyard	84	8,284
Birmingham, AL	Fairfield Inn	63	2,176
Huntsville, AL	Fairfield Inn	79	4,954
Orange Park, FL	Fairfield Inn	83	7,221
Pensacola, FL	Fairfield Inn	63	4,858
Tuscaloosa, AL	Fairfield Inn	63	3,982
Pensacola, FL	Hampton Inn & Suites	85	9,279
Clearwater, FL	SpringHill Suites	79	6,923
Montgomery, AL	SpringHill Suites	79	6,835
Savannah, GA	SpringHill Suites	79	5,407
Wallingford, CT	Homewood Suites	104	12,780
Somerset, NJ	Homewood Suites	123	17,750
Mount Olive, NJ	Residence Inn	123	12,070
Rocky Hill, CT	Residence Inn	96	12,070
Farmington, CT	Courtyard	119	16,330

	Total	2,603	$264,945

Substantially all of these purchases will be funded with proceeds of the Company’s ongoing best-efforts offering of Units and cash on hand.

Related Party Transactions

The Company has significant transactions with related parties. These transactions cannot be construed to be arms length, and the results of the Company’s operations may be different if these transactions were conducted with non-related parties.

The Company has a contract with ASRG, a related party, to provide brokerage services for the acquisition and disposition of the Company’s real estate assets. In accordance with the contract, ASRG is paid a fee of 2% of the gross purchase price of any acquisitions or gross sale price of any dispositions of real estate investments, subject to certain conditions. As of June 30, 2005, payments to ASRG for services under the terms of this contract have totaled $7.5 million since inception, which were capitalized as a part of the purchase price of the hotels.

The Company is party to an advisory agreement with Apple Six Advisors, Inc. (“ASA”), pursuant to which ASA provides management services to the Company. An annual fee ranging from .1% to .25% of total equity proceeds received by the Company, in addition to certain reimbursable expenses, are payable for these services. ASA utilizes Apple Hospitality Two, Inc. to provide these services. Expenses related to the ASA agreement, for the period ended June 30, 2005 and 2004, totaled approximately $631,000 and $100,000, respectively.

During the second quarter of 2005 the Company assumed the purchase contract, and all of the associated costs incurred, for the Residence Inn acquired in Ft. Worth, Texas from Apple Hospitality Five, Inc. (“AH5”).

Mr. Knight is also Chairman and CEO of Apple Hospitality Two, Inc. (a hospitality REIT), Apple Hospitality Five, Inc. (a hospitality REIT), ASRG and ASA. The Company’s Board of Directors is substantially the same as Apple Hospitality Two, Inc. and Apple Hospitality Five, Inc.

Impact of Inflation

Operators of hotels, in general, possess the ability to adjust room rates daily to reflect the effects of inflation. Competitive pressures may, however, limit the operators’ ability to raise room rates. Currently the Company is not experiencing any material impact from inflation.

Seasonality

The hotel industry historically has been seasonal in nature. Seasonal variations in occupancy at its hotels may cause quarterly fluctuations in its revenues. To the extent that cash flow from operations is insufficient during any quarter, due to temporary or seasonal fluctuations in revenue, the Company expects to utilize cash on hand to make distributions.

Subsequent Events

On July 15, 2005, the Company declared and paid $4.2 million or $.073 per share, in a distribution to its common shareholders.

In July 2005, the Company closed on an additional 4,681,906 Units, representing gross proceeds of $51.5 million and proceeds net of selling and marketing costs of $46.4 million.

In July 2005, the Company instituted a Unit Redemption Program to provide limited interim liquidity to its shareholders. Redemption of Units, when requested, is made quarterly on a first-come, first-served basis. Shareholders may request redemption of Units for a purchase price equal to the lesser of: (1) the purchase price per unit that the shareholder actually paid for the unit; or (2) $11.00 per unit. The Company reserves the right to change the purchase price of redemptions, reject any request for redemption, or otherwise amend the terms of, suspend, or terminate the Unit Redemption Program. On July 20, 2005, the Company redeemed 204,125 Units in the amount of $2,213,655 under the plan.

On July 8, 2005, the Company closed on the purchase of a Homewood Suites hotel in Wallingford, Connecticut, which contains 104 rooms. The hotel began operations in July 2005. The gross purchase price of the hotel was $12.8 million.

On July 19, 2005, the Company closed on the purchase of a Hilton Garden Inn hotel in McAllen, Texas, which contains 104 rooms and was in operation when acquired. The gross purchase price of the hotel was $9 million.

On July 21, 2005, the Company closed on the purchase of a Hampton Inn & Suites hotel in Pensacola, Florida, which contains 85 rooms and was in operation when acquired. The gross purchase price of the hotel was $9.3 million.

On August 1, 2005, the Company closed on the purchase of a Residence Inn in Rocky Hill, Connecticut, which contains 96 rooms and was in operation when acquired. The gross purchase price of the hotel was $12.1 million.

Recent Accounting Pronouncements

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123 (R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123 (R) is similar to the approach described in Statement 123. However, Statement 123 (R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. Statement 123 (R) must be adopted no later than January 1, 2006 by the Company. As Statement 123 (R) applies to all awards granted after the required effective date, the adoption of this statement is not anticipated to have a material impact on the Company’s results of operations or financial position.

INDEX TO FINANCIAL STATEMENT S

Consolidated Balance Sheets—June 30, 2005 and December 31, 2004 (unaudited)	F - 2
Consolidated Statements of Operations—Three months and six months ended June 30, 2005, three months ended June 30, 2004, and the period January 20, 2004 through June 30, 2004 (unaudited)	F - 3
Consolidated Statements of Cash Flows—Six months ended June 30, 2005 and the period January 20, 2004 through June 30, 2004 (unaudited)	F - 4
Notes to Consolidated Financial Statements (unaudited)	F - 5

Apple REIT Six, Inc.

Consolidated Balance Sheets

(unaudited)

(in thousands, except share data)

	June 30, 2005	December 31, 2004
ASSETS
Investment in real estate, net of accumulated depreciation of $5,226 and $1,881, respectively	$379,348	$184,084
Cash and cash equivalents	167,292	142,790
Restricted cash—furniture, fixtures and other escrows	3,107	2,570
Due from third party manager, net	4,845	1,103
Other assets, net	8,936	1,712

TOTAL ASSETS	$563,528	$332,259

LIABILITIES
Notes payable-secured	$16,450	$6,557
Accounts payable and accrued expenses	1,322	603

TOTAL LIABILITIES	17,772	7,160

SHAREHOLDERS’ EQUITY
Preferred stock, authorized 15,000,000 shares; none issued and outstanding	—	—
Series A preferred stock, no par value, authorized 200,000,000 shares; issued and outstanding 57,359,143 and 34,019,692 shares, respectively	—	—
Series B convertible stock, no par value, authorized 240,000 shares; issued and outstanding 240,000 and 240,000 shares, respectively	24	24
Common stock, no par value, authorized 200,000,000 shares; issued and outstanding 57,359,143 and 34,019,692 shares, respectively	564,248	333,295
Distributions greater than net income	(18,516)	(8,220)

TOTAL SHAREHOLDERS’ EQUITY	545,756	325,099

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$563,528	$332,259

See notes to consolidated financial statements.

Note:	The company was formed on January 20, 2004 and commenced operations on May 28, 2004.

Apple REIT Six, Inc.

Consolidated Statements of Operations

(unaudited)

(in thousands, except per share data)

	Three months ended June 30, 2005	Three months ended June 30, 2004	Six months ended June 30, 2005	For the period January 20, 2004 (initial capitalization) through June 30, 2004
Revenues:
Room revenue	$17,452	$406	$27,674	$406
Other revenue	2,139	21	3,824	21

Total revenue	19,591	427	31,498	427

Expenses:
Operating expense	5,159	95	8,479	95
Hotel administrative expense	1,746	35	2,903	35
Sales and marketing	1,474	30	2,398	30
Utilities	627	16	1,044	16
Repair and maintenance	612	17	1,016	17
Franchise fees	558	—	806	—
Management fees	647	27	1,038	27
Taxes, insurance and other	926	27	1,523	27
General and administrative	833	135	1,356	138
Depreciation expense	2,046	83	3,345	83

Total expenses	14,628	465	23,908	468

Operating income (loss)	4,963	(38)	7,590	(41)

Interest income	1,142	77	1,780	77
Interest expense	(310)	(2)	(464)	(5)

Net income	$5,795	$37	$8,906	$31

Basic and diluted income per common share	$0.12	$0.01	$0.20	$0.01

Weighted average shares outstanding—basic and diluted	50,206	5,779	44,521	3,251

Distributions declared per common share	$0.22	$0.11	$0.44	$0.11

See notes to consolidated financial statements.

Note:	The company was formed on January 20, 2004 and commenced operations on May 28, 2004.

Apple REIT Six, Inc.

Consolidated Statements of Cash Flows

(unaudited)

(in thousands)

	Six months ended June 30, 2005	For the period January 20, 2004 (initial capitalization) through June 30, 2004
Cash flow from (used in) operating activities:
Net income	$8,906	$31
Adjustments to reconcile to cash provided by operating activities:
Depreciation	3,345	83
Changes in operating assets and liabilities, net of amounts acquired/assumed:
Due from third party manager	(3,325)	(222)
Other assets	(446)	(377)
Accrued expenses	(820)	—

Net cash provided (used) by operating activities	7,660	(485)

Cash flow from investing activities:
Cash paid in acquisition of hotels	(186,587)	(24,086)
Cash paid for potential acquisition of hotels	(5,796)	(234)
Acquisition of other assets	(1,013)	—
Capital improvements	(454)	—
Net increase in cash restricted for property improvements	(734)	(275)

Net cash used in investing activities	(194,584)	(24,595)

Cash flow from financing activities:
Payment of financing costs	(184)	—
Repayment of secured notes payable	(141)	—
Borrowings under a line of credit	—	—
Net proceeds from issuance of common stock	230,954	115,609
Cash distributions paid to shareholders	(19,203)	(867)

Net cash provided by financing activities	211,426	114,742

Increase in cash and cash equivalents	24,502	89,662

Cash and cash equivalents, beginning of period	142,790	24

Cash and cash equivalents, end of period	$167,292	$89,686

Non-cash transactions:
Notes payable-secured assumed in acquisitions	$10,033	$—

See notes to consolidated financial statements.

Note:	The company was formed on January 20, 2004 and commenced operations on May 28, 2004.

Apple REIT Six, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 1

Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with the instructions for Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information required by accounting principles generally accepted in the United States. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. These unaudited financials should be read in conjunction with the Company’s audited financial statements included in its 2004 Annual Report on Form 10-K. Operating results for the period ended June 30, 2005 are not necessarily indicative of the results that may be expected for the period ending December 31, 2005.

Note 2

General Information and Summary of Significant Accounting Policies

Organization

Apple REIT Six, Inc. (together with its wholly owned subsidiaries the “Company”) is a Virginia corporation that intends to qualify as a real estate investment trust (“REIT”) for federal income tax purposes. The Company, which began operations and acquired its first hotel on May 28, 2004, was formed to invest in hotels, residential apartment communities and other selected real estate in selected metropolitan areas in the United States. The consolidated financial statements include the accounts of the Company and its direct or indirect subsidiaries. All intercompany accounts and transactions have been eliminated.

Offering Costs

The Company is raising capital through a “best-efforts” offering of Units by David Lerner Associates, Inc., which receives selling commissions and a marketing expense allowance based on proceeds of the shares sold.

From the Company’s initial capitalization on January 20, 2004 through June 30, 2005, the Company incurred costs of approximately $64.3 million related to its offering. These costs are reflected as a reduction to shareholders’ equity. As of June 30, 2005, the Company has closed on a total of 57,359,143 Units, representing net proceeds of approximately $564.2 million.

Earnings per Common Share

Basic earnings per common share is computed based upon the weighted average number of shares outstanding during the year. Diluted earnings per share is calculated after giving effect to all potential common shares that were dilutive and outstanding for the year. Series B convertible shares are not convertible based on market conditions, therefore, they are not included in earnings per common share until such time it becomes probable that such shares can be converted to common shares.

Comprehensive Income

The Company recorded no comprehensive income during the periods reported.

Stock Incentive Plans

As the exercise price of the Company’s stock options equals the market price of the underlying stock, the Company has not recognized any stock compensation expenses associated with its stock options during the period ended June 30, 2005 and 2004.

Apple REIT Six, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Recent Accounting Pronouncements

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123 (R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123 (R) is similar to the approach described in Statement 123. However, Statement 123 (R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. Statement 123 (R) must be adopted no later than January 1, 2006 by the Company. As Statement 123 (R) applies to all awards granted after the required effective date, the adoption of this statement is not anticipated to have a material impact on the Company’s results of operations or financial position.

Note 3

Property Acquisitions

The Company has purchased 19 hotels in 2005. The following table summarizes the location, brand, date acquired, number of rooms, gross purchase price and debt assumed for each hotel acquired in 2005. All dollar amounts are in thousands.

Location	Brand	Date Acquired	Rooms	Gross Purchase Price	Debt Assumed
Anchorage, AK	Hampton Inn	3/14/05	101	$11,500	$5,531
Bakersfield, CA	Hilton Garden Inn	3/18/05	120	11,500	—
Tallahassee, FL	Hilton Garden Inn	3/18/05	99	10,850	—
Lake Mary, FL	Courtyard	3/18/05	86	6,000	—
Foothill Ranch, CA	Hampton Inn	4/21/05	84	7,400	4,502
Ft. Worth, TX	Residence Inn	5/6/05	150	17,000	—
Boulder, CO	Marriott	5/9/05	157	30,000	—
Ft. Worth, TX	Homewood Suites	5/24/05	137	9,097	—
Nashville, TN	Homewood Suites	5/24/05	121	8,103	—
Albany, GA	Courtyard	6/24/05	84	8,597	—
Lakeland, FL	Residence Inn	6/24/05	78	9,886	—
Huntsville, AL	Residence Inn	6/24/05	78	8,288	—
Dothan, AL	Hampton Inn & Suites	6/24/05	85	8,673	—
Columbus, GA	Residence Inn	6/24/05	78	7,888	—
Las Colinas, TX	TownePlace Suites	6/30/05	136	7,178	—
Arlington, TX	TownePlace Suites	6/30/05	95	7,148	—
Arlington, TX	SpringHill Suites	6/30/05	122	7,486	—
Tempe, AZ	TownePlace Suites	6/30/05	119	8,128	—
Tempe, AZ	SpringHill Suites	6/30/05	121	8,060	—

		Total	2,051	$192,782	$10,033

Apple REIT Six, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

Substantially all of the purchases were funded with proceeds of the Company’s ongoing best-efforts offering of Units. The Company assumed approximately $10 million of secured debt associated with two of the properties acquired. The debt associated with the Anchorage Hampton Inn is payable monthly, is due on 4/1/2009, and has an interest rate of 7.75%. The debt associated with the Foothill Ranch Hampton Inn is also payable monthly, is due on 8/1/2011, and has an interest rate of 8.06%. The Company leased all of its hotels to wholly-owned taxable REIT subsidiaries under master hotel lease agreements. The Company also used the proceeds of its ongoing offering to pay 2% of the gross purchase price for these hotels, which equals $3,855,647, as a commission to Apple Six Realty Group, Inc. (“ASRG”). ASRG is owned by the Company’s Chairman, Chief Executive Officer and President, Glade M. Knight.

Stonebridge Realty Advisors, Inc. (“Stonebridge”), or one of its affiliates, will manage the Foothill Ranch Hampton Inn. Hilton Hotels Corporation (“Hilton”), or one of its affiliates, will manage the Ft. Worth Homewood Suites and the Nashville Homewood Suites. White Lodging Services Corp. (“WLS”), or one of its affiliates, will manage the Boulder Marriott. Larry Blumberg & Associates, Inc. (“LBA”), or one of its affiliates, will manage the Albany Courtyard, the Lakeland Residence Inn, the Huntsville Residence Inn, the Dothan Hampton Inn & Suites, and the Columbus Residence Inn. Western International, Inc. (“Western”), or one of its affiliates, will manage the Ft. Worth Residence Inn, the Las Colinas TownePlace Suites, the Arlington TownePlace Suites and SpringHill Suites, and the Tempe TownePlace Suites and SpringHill Suites. The terms and fees of the new management agreements are similar to the Company’s existing management agreements.

No goodwill or intangible assets were recorded in connection with any of the acquisitions.

As of June 30, 2005, investment in real estate consisted of the following (in thousands):

Land	$55,189
Building and Improvements	313,070
Furniture, Fixtures and Equipment	16,315

384,574
Less Accumulated Depreciation	(5,226)

Investment in real estate, net	$379,348

Apple REIT Six, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

The company has entered into purchase contracts for 27 additional hotels. Five hotels are under construction and should be completed over the next nine months. The other 22 hotels are expected to close before the end of the year. Although the Company believes there is a reasonable probability that it will acquire these hotels, there can be no assurance that all of the conditions to closing will be satisfied. The following table summarizes the location, brand, gross purchase price and number of rooms for each hotel. All dollar amounts are in thousands.

Location	Brand	Rooms	Gross Purchase Price
Laredo, TX	Residence Inn	109	$11,445
Laredo, TX	Homewood Suites	105	10,500
Houston, TX	Residence Inn	130	13,600
Pittsburgh, PA	Residence Inn	156	11,000
Philadelphia, PA	Hilton Garden Inn	145	16,000
Saratoga Springs, NY	Hilton Garden Inn	112	17,750
McAllen, TX	Hilton Garden Inn	104	9,000
Brownsville, TX	Courtyard	90	8,550
Dothan, AL	Courtyard	78	8,016
Panama City, FL	Courtyard	84	9,245
Pensacola, FL	Courtyard	90	11,369
Tuscaloosa, AL	Courtyard	78	7,551
Valdosta, GA	Courtyard	84	8,284
Birmingham, AL	Fairfield Inn	63	2,176
Huntsville, AL	Fairfield Inn	79	4,954
Orange Park, FL	Fairfield Inn	83	7,221
Pensacola, FL	Fairfield Inn	63	4,858
Tuscaloosa, AL	Fairfield Inn	63	3,982
Pensacola, FL	Hampton Inn & Suites	85	9,279
Clearwater, FL	SpringHill Suites	79	6,923
Montgomery, AL	SpringHill Suites	79	6,835
Savannah, GA	SpringHill Suites	79	5,407
Wallingford, CT	Homewood Suites	104	12,780
Somerset, NJ	Homewood Suites	123	17,750
Mount Olive, NJ	Residence Inn	123	12,070
Rocky Hill, CT	Residence Inn	96	12,070
Farmington, CT	Courtyard	119	16,330

	Total	2,603	$264,945

Note 4

Related Parties

The Company has significant transactions with related parties. These transactions cannot be construed to be arms length, and the results of the Company’s operations may be different if these transactions were conducted with non-related parties.

The Company has a contract with ASRG, a related party, to provide brokerage services for the acquisition and disposition of the Company’s real estate assets. In accordance with the contract, ASRG is paid a fee of 2% of the gross purchase price of any acquisitions or gross sale price of any dispositions of real estate investments,

Apple REIT Six, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

subject to certain conditions. As of June 30, 2005, payments to ASRG for services under the terms of this contract have totaled $7.5 million since inception, which were capitalized as a part of the purchase price of the hotels.

The Company is party to an advisory agreement with Apple Six Advisors, Inc. (“ASA”), pursuant to which ASA provides management services to the Company. An annual fee ranging from .1% to .25% of total equity proceeds received by the Company, in addition to certain reimbursable expenses, are payable for these services. ASA utilizes Apple Hospitality Two, Inc. to provide these services. Expenses related to the ASA agreement, for the period ended June 30, 2005 and 2004, totaled approximately $631,000 and $100,000, respectively.

During the second quarter of 2005 the Company assumed the purchase contract, and all associated costs incurred, for the Residence Inn acquired in Ft. Worth, Texas from Apple Hospitality Five, Inc. (“AH5”).

Mr. Knight is also Chairman and CEO of Apple Hospitality Two, Inc. (a hospitality REIT), Apple Hospitality Five, Inc. (a hospitality REIT), ASRG and ASA. The Company’s Board of Directors is substantially the same as Apple Hospitality Two, Inc. and Apple Hospitality Five, Inc.

Note 5

Shareholders’ Equity

Compensation expense related to issuance of 240,000 Series B convertible preferred shares to Mr. Knight will be recognized at such time when the number of common shares to be issued for conversion of the Series B shares can be reasonably estimated and the event triggering the conversion of the Series B shares to common shares is probable. The expense will be measured as the difference between the fair value of the common stock for which the Series B shares can be converted and the amounts paid for the Series B shares. Although the fair market value cannot be determined at this time, compensation expense if the maximum offering is achieved could range from $0 to in excess of $63 million (assumes $11 per unit fair market value). Based on equity raised through June 30, 2005, if a triggering event had been probable, compensation expense would have ranged from $0 to $38.3 million, which represents approximately 3.5 million shares of common stock.

Note 6

Pro Forma Information

The following unaudited pro forma information for the three and six months ended June 30, 2005, is presented as if the acquisitions of the Company’s 19 new hotels occurred on January 1, 2005. The pro forma information does not purport to represent what the Company’s results of operations would actually have been if such transactions, in fact, had occurred on January 1, 2005, nor does it purport to represent the results of operations for future periods. All amounts are in thousands except per share data.

	For the three months ended June 30, 2005	For the six months ended June 30, 2005
Hotel revenues	$26,852	$50,344
Net income	$7,595	$12,914
Net income per share—basic and diluted	$0.14	$0.27

The pro forma information reflects adjustments for actual revenues and expenses of the 19 hotels acquired in 2005, for the respective period in 2005 prior to acquisition by the Company. Net income has been adjusted as

Apple REIT Six, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

follows: (1) interest income has been adjusted to reflect the reduction in cash and cash equivalents required to fund the acquisitions; (2) depreciation has been adjusted based on the Company’s basis in the hotels; (3) interest expense has been adjusted to reflect the assumption of debt associated with acquisition of the Hampton Inn hotel in Anchorage, Alaska and the Hampton Inn hotel in Foothill Ranch, California.

Note 7

Subsequent Events

On July 15, 2005, the Company declared and paid $4.2 million or $.073 per share, in a distribution to its common shareholders.

In July 2005, the Company closed on an additional 4,681,906 Units, representing gross proceeds of $51.5 million and proceeds net of selling and marketing costs of $46.4 million.

In July 2005, the Company instituted a Unit Redemption Program to provide limited interim liquidity to its shareholders. Redemption of Units, when requested, is made quarterly on a first-come, first-served basis. Shareholders may request redemption of Units for a purchase price equal to the lesser of: (1) the purchase price per unit that the shareholder actually paid for the unit; or (2) $11.00 per unit. The Company reserves the right to change the purchase price of redemptions, reject any request for redemption, or otherwise amend the terms of, suspend, or terminate the Unit Redemption Program. On July 20, 2005, the Company redeemed 204,125 Units in the amount of $2,213,655 under the plan.

On July 8, 2005, the Company closed on the purchase of a Homewood Suites hotel in Wallingford, Connecticut, which contains 104 rooms. The hotel began operations in July 2005. The gross purchase price of the hotel was $12.8 million.

On July 19, 2005, the Company closed on the purchase of a Hilton Garden Inn hotel in McAllen, Texas, which contains 104 rooms and was in operation when acquired. The gross purchase price of the hotel was $9 million.

On July 21, 2005, the Company closed on the purchase of a Hampton Inn & Suites hotel in Pensacola, Florida, which contains 85 rooms and was in operation when acquired. The gross purchase price of the hotel was $9.3 million.

On August 1, 2005, the Company closed on the purchase of a Residence Inn in Rocky Hill, Connecticut, which contains 96 rooms and was in operation when acquired. The gross purchase price of the hotel was $12.1 million.